                        Exhibit 99.1

Gogoro Releases Second Quarter Financial Results,
Gogoro Continues to Focus on Sustainable Growth

TAIPEI, TAIWAN, August 24, 2026 – Gogoro Inc. (“Gogoro,” “the Company” or “we”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its second quarter ended June 30, 2026.

▪Fifth consecutive quarter of positive operating cash flow, demonstrating continued progress toward an operational turnaround, a self-sustaining energy operation and completion of battery upgrade initiative. Operating cash flow reached $26.0 million in the first half of 2026.

▪IFRS and non-IFRS gross margin1 were both at 22.6%, the highest quarterly gross margin in more than five years, demonstrating continued improvement in manufacturing cost discipline, operational efficiency, and the underlying economics of our business.

▪Net loss significantly decreased by $21.6 million to $(4.9) million from $(26.5) million in the same quarter last year, representing the continued improvement of our net loss and discontinued and completion of battery upgrade initiative.

Second Quarter 2026 Business Update and Outlook
▪Launching First Phase of a Multi-Year Product Renaissance — Transforming Gogoro’s product portfolio from the ground up, with the first phase of our multi-year product renaissance off to an exceptional start. EZZY, Disney Toy Story Series, and Gogoro Luna are the first wave of a broader product strategy designed to strengthen our core franchise, attract new consumers, and expand our addressable market—culminating in Gogoro’s first scooter entirely re-developed for women's lifestyle.
▪Repositioning for Growth – Our product and customer repositioning strategy is gaining traction, allowing our electric scooters to regain a foothold in the market and expanding Gogoro’s appeal across a broader range of customers and use cases. The EZZY 500 has quickly established itself as a meaningful growth driver, contributing materially to Q2 2026 revenue and demonstrating the potential of our refreshed product portfolio. Building on this momentum, the launch of Gogoro Luna at the end of Q2 generated high consumer interest in early July. Together, these new products represent an important step in our multi-year product renaissance, strengthening our product-market fit and positioning Gogoro for renewed growth.

1 This is a non-IFRS measure. See Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

▪Market Share Recovery and Baseline Outlook – Driven by targeted go-to-market execution and growing customer adoption, our market share rebounded significantly to 6% in Q2 2026, up from 2% earlier in the year. Looking ahead, we expect this momentum to be able to support a durable market-share baseline as we pursue long-term, sustainable growth.

▪Looking Ahead and Community Engagement – Extending Q2's momentum into the second half of the year, we will host our flagship community event in Q3 2026, gathering thousands of Gogoro owners, Powered by Gogoro Network ("PBGN") riders, and GoShare users. By offering exclusive electric scooter access to local aviation landmarks and immersive brand activations, the event is designed to serve as a strategic driver for brand advocacy, grassroots engagement, and long-term user retention.

Second Quarter 2026 Financial Summary

▪Second quarter revenue of $70.6 million, up 7.3% year-over-year and up 10.0% on a constant currency basis1.
▪Second quarter battery swapping service revenue of $37.4 million, down 0.6% year-over-year and up 1.9% on a constant currency basis1.
▪Second quarter revenue from sales of hardware and others of $33.2 million, up 17.8% year-over-year and up 20.7% on a constant currency basis1.
▪Second quarter gross margin of 22.6%, up from 0.3% in the same period last year. Second quarter non-IFRS gross margin1 of 22.6%, up from 17.0% year-over-year.
▪Second quarter net loss of $4.9 million, improved from $26.5 million in the same period last year.
▪Second quarter adjusted EBITDA1 of $19.3 million, up from $12.5 million in the same period last year.
“As we have reached the midpoint of 2026, our execution continues to translate into stronger operating performance and a more resilient business,” said Henry Chiang, CEO of Gogoro. “We are delivering measurable improvements in operational efficiency, expanding our product offerings, and strengthening the Gogoro Network. These achievements reinforce our confidence in our long-term strategy and our ability to deliver sustainable growth while continuing to innovate and lead the transition to smarter urban mobility. Looking ahead to the third quarter, we are excited about the momentum across our business. With several important product launches and strategic initiatives on the horizon, we believe our strongest chapters of 2026 are still ahead of us.”

“Our second quarter results highlight the financial impact of our operational discipline, evidenced by a strong gross margin recovery to 22.6% and a $21.6 million reduction in net loss to $(4.9) million. Improved manufacturing efficiency and disciplined cost controls drove operating cash inflows to $26.0 million, reflecting the continued improvement in our business and our progress

                        Exhibit 99.1
toward building a self-sustaining financial engine to fuel Gogoro’s next phase of growth”, said Bruce Aitken, CFO of Gogoro.

Second Quarter 2026 Financial Overview

Operating Revenues
For the second quarter, total revenue was $70.6 million, up 7.3% year-over-year and up 10.0% on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same period last year, revenue would have been up by an additional $1.8 million.

▪Battery swapping service revenue for the second quarter was $37.4 million, down 0.6% year-over-year, and up 1.9% on a constant currency basis1. Total subscribers at the end of the second quarter were 677,000, up 4% from 648,000 subscribers at the end of the same period last year. On a constant currency basis, battery swapping service revenue grew year-over-year, primarily driven by an expanding subscriber base and strong retention. While the higher mix of entry-level vehicles modestly impacted average revenue per user ("ARPU"), the broader trend of steady revenue growth supported by our growing subscriber base remains intact. Moreover, our subscription model continues to enhance network utilization and operating efficiency, reinforcing the long-term economics of our platform.

▪Revenue from sales of hardware and others for the second quarter was $33.2 million, up 17.8% year-over-year, and up 20.7% on a constant currency basis1. The year-over-year increase in revenue from sales of hardware and others was primarily driven by 50.8% year-over-year growth in Gogoro-branded scooter registrations and the completion of deliveries and related revenue recognition during the second quarter under an order from WeMo, a scooter-sharing partner. These positive drivers were partially offset by (i) a decrease in average selling price ("ASP"), resulting from a product mix shift toward newer entry-level models launched in late 2025 at lower price points, alongside a slight decrease in mid-to-high-end model sales volumes compared to the prior-year period, and (ii) a reduction in component and accessory sales derived from international customers and PBGN partners.

Gross Margin
For the second quarter, gross margin was 22.6%, up from 0.3% in the same period last year, while non-IFRS gross margin1 was 22.6%, up from 17.0% in the same period last year. This substantial margin expansion reflects structural gains in operational efficiency and execution quality, due to these primary factors: (i) a $10.9 million reduction in costs associated with battery upgrade initiatives due to the completion of our upgrade program at the end of the prior year, (ii) improved overhead absorption, as higher production and sales volumes during the quarter reduced excess capacity costs, and (iii) broader savings across the energy network, reflecting enhanced network efficiency, longer battery lifespans from prior upgrades, and disciplined operational management collectively drove down depreciation, operation and maintenance (O&M) expenses, and electricity costs across our installed base of battery packs. These gains were partially tempered by lower average selling prices resulting from an unfavorable product mix shift toward entry-level offerings.

Over the past two years, we have undertaken a program to carry out one-time, voluntary upgrades on certain battery packs, which was completed in the fourth quarter of 2025. These upgrades provide multiple benefits — enabling a more efficient deployment of our resources than replacing battery packs, increasing lifetime capacity of each battery pack (including extending its second mobility use-case) and solidifying the incremental lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to generate economic benefits in the long run, but they have reduced our gross margin in prior years.

Net Loss
For the second quarter, net loss was $4.9 million, representing a decrease of $21.6 million from a net loss of $26.5 million in the same period last year. The decrease in net loss was primarily driven by a $15.7 million increase in gross profit, fueled by a $10.9 million decrease in costs associated with battery upgrade initiatives, alongside higher overhead absorption from increased production volumes and broader operational efficiencies across the energy network. In addition, operating expenses declined by $4.6 million, primarily due to lower general and administrative expenses at overseas entities reflecting organizational restructuring and other operating expenses decreasing by $2.1 million, resulting in net other operating income for the period. This reduction was primarily attributable to the reversal of write-down for nonrepairable battery and the absence of impairment losses at overseas subsidiaries that had been recognized in the same period last year.

Adjusted EBITDA
For the second quarter, adjusted EBITDA1 was $19.3 million, representing an increase of $6.8 million from $12.5 million in the same period last year. The increase was primarily due to a $2.9 million increase in non-IFRS gross profit1 (excluding depreciation and amortization), a $2.8 million reduction in operating expenses (excluding share-based compensation, depreciation and amortization, and impairment charges) resulting from various cost-saving initiatives, and a net increase of $1.1 million favorable change in non-operating income and expenses.

Liquidity

During the first half of 2026, operating cash inflows increased more than 70% to $26.0 million, compared with $15.2 million in the same period last year, reflecting continued benefits from organizational restructuring, improved operating efficiency, and disciplined working capital management. Our liquidity position remains strong, supported by disciplined capital allocation, including lower capital expenditures following the completion of battery upgrade initiatives in Q4 2025 and the continued reduction of outstanding debt. As of June 30, 2026, we had cash and cash equivalents of $68.8 million, including the $16.7 million investment from Gold Sino. This investment was made pursuant to the equity funding commitment of up to NTD$2.5 billion (approximately $80 million), previously secured by a director of Gogoro. We believe our liquidity provides ample flexibility to support our strategic priorities and future growth.

2026 Guidance

                        Exhibit 99.1

We remain cautious given ongoing market softness. Accordingly, we expect revenue to recover modestly from 2025 levels and to be in the range from $285 million to $305 million in 2026. We continue to execute our long-term strategy to drive sustainable growth. We remain on track for the Gogoro Network battery-swapping business to achieve non-IFRS profitability in 2026, and for the hardware business to reach non-IFRS profitability in 2028.

Conference Call Information

Gogoro’s management team will hold an earnings webcast on August 24, 2026, at 8:00 a.m. Eastern Time to discuss the Company’s second quarter 2026 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy, Gogoro is the world’s leader in battery-swapping electric mobility, setting new standards for sustainable mobility. Powering nearly 700,000 riders and over 900 million battery swaps across more than 2,700 GoStation locations, the Gogoro Network redefines how cities move. Recognized globally in 2024, including Fortune’s "Change the World," Fast Company’s "Asia-Pacific's Most Innovative Company," MIT Technology Review’s "15 Climate Tech Companies to Watch," and Frost & Sullivan’s "Global Company of the Year" for battery swapping, Gogoro continues to disrupt the status quo and accelerate the shift to cleaner, smarter mobility, and lead the way in reimagining how cities move.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "2026 Guidance," such as estimates regarding Gogoro's revenue in 2026 and Gogoro's ability to achieve positive non-IFRS gross profit; Gogoro's future plans and growth strategy; Gogoro's future product strategy and Gogoro's ability to innovate; the timing and anticipated benefits of Gogoro's planned third-quarter 2026 community event; Gogoro's ability to execute on its strategy; Gogoro's ability to expand its addressable market; Gogoro's expectations regarding its market share, including maintaining a durable market share baseline; the anticipated growth and retention of Gogoro's subscriber base; Gogoro's ability to improve its profitability, unit economics and stronger financial performance; the future of Gogoro's new product cycles; the potential economic benefits related to upgrades on battery packs; Taiwan two-wheeler market; statements relating to the sufficiency of our cash; statements regarding market trends; and statements by Gogoro's chief executive officer and chief financial officer. Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to Gogoro incurring operating losses historically and expecting to incur significant expenses and continuing losses; Gogoro's cash position, dependence on a director associated with its largest shareholder to procure equity financing and ability to raise additional funds; future operating and financial results being subject to significant uncertainty; Gogoro not being able to achieve market share; Gogoro not being able execute on its strategy; challenges associated with strategic collaborations or alliances; Gogoro's failure to execute its growth strategy or manage growth effectively; Gogoro's failure to develop new products or technologies; Gogoro's failure to manage its supply chain; delays in launching the production of Gogoro's products and features; Gogoro's exposure to fluctuations in currency exchange rates; Gogoro facing strong competition; changes to fuel economy standards or the success of alternative fuels; Gogoro's dependence on the rapid adoption of and demand for ePTWs and battery swapping services; rapid technological change in the ePTW market; the timely release of new products by Gogoro; Gogoro's ability to protect its technology and intellectual property; risks related to maintaining and expanding Gogoro's international operations; macroeconomic factors including inflation and consumer confidence; and risks related to the Taiwan scooter market. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2025, which was filed on March 31, 2026 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods and the years presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements for the full year ending December 31, 2026 will be included in the Company's Annual Report on Form 20-F for the year ending December 31, 2026. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2025 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2026, which provides a more complete discussion of the Company’s accounting policies and certain other information. The condensed consolidated financial statements may include selected

                        Exhibit 99.1
updates, notes and disclosures if there are significant changes since the date of the most recent annual report on Form 20-F which included the audited financial statements of the Company.

This press release and accompanying tables contain certain non-IFRS financial measures as listed below.

Foreign Exchange ("FX") Effect on Operating Revenues. We compare the dollar amount and the percent change in the operating revenues from the current period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation and battery upgrade initiatives.

Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities and battery upgrade initiatives and impairment charges. These amounts do not reflect the impact of any related tax effects.
EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax (if any), depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA as EBITDA excluding share-based compensation, the change in fair value of financial liabilities, battery upgrade initiatives and impairment charges. These amounts do not reflect the impact of any related tax effects.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees and stock options granted to certain directors, executives, employees and others providing similar services. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful for investors to understand the specific impact of share-based compensation on our operating results.
Change in Fair Value of Financial Liabilities. These are non-cash mark-to-market adjustments associated with earnout shares, earn-in shares, and warrants associated with the de-SPAC in 2022. We exclude these items for purposes of calculating certain non-IFRS measures because these are driven primarily by changes in market valuation assumptions and the Company's share price rather than our underlying operating performance. We believe that this exclusion enhances the comparability of our period-to-period operating results with those of our peers.

Battery Upgrade Initiatives. As we performed certain voluntary upgrades to our battery packs, this charge represented the (i) derecognition expense on components removed from the battery pack, which we did not expect to generate any future benefits from its disposal and (ii) battery pack retrieval and other directly attributable costs incurred during the battery upgrades. We only upgraded battery packs in instances where the value created exceeds the cost of the upgrade. The program improves batteries' capacity and extends the remaining useful life of certain battery packs. The derecognition expense and the retrieval and other costs were recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude such expenditures for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance and may not be indicative of our core business operating results. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide investors with additional means to evaluate our profitability trends. The battery upgrade initiatives have been completed in Q4 2025.

Impairment charges. Non-cash impairment charges, primarily associated with adjustments to the carrying values of certain machinery equipment which is currently underutilized. The process of evaluating the potential impairment of long-lived assets under the accounting guidance on property, plant and equipment is subjective and requires judgment. We exclude impairment charges for purposes of calculating certain non-IFRS measures because the charges do not reflect our core operating performance. These adjustments facilitate a useful evaluation of our core operating performance and comparisons to past operating results and provide investors with additional means to evaluate expense trends.

These non-IFRS financial measures exclude interest expense, depreciation and amortization, share-based compensation, change in fair value of financial liabilities, impairment charges and battery upgrade initiatives. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands of U.S. dollars)

	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$68,844	$70,574
Trade receivables	20,683	18,688
Inventories [2]	29,778	28,876
Other assets, current [3]	15,604	12,762
Total current assets	134,909	130,900

Property, plant and equipment [2]	393,768	419,965
Right-of-use assets	23,633	26,903
Investments accounted for using equity method	15,791	16,379
Other assets, non-current	7,349	7,422
Total assets	$575,450	$601,569

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$86,030	$83,361
Financial liabilities at fair value through profit or loss	279	264
Notes and trade payables	15,717	12,691
Contract liabilities, current	14,217	9,766
Lease liabilities, current	10,154	10,025
Financial liabilities at amortized cost, current [4]	25,000	10,000
Provisions, current	4,049	4,306
Other liabilities, current	40,051	41,524
Total current liabilities	195,497	171,937

Borrowings, non-current	245,128	277,596
Lease liabilities, non-current	13,977	17,283
Financial liabilities at amortized cost, non-current [4]	—	15,000
Provisions, non-current	944	951
Other liabilities, non-current	7,579	10,562
Total liabilities	463,125	493,329

Total equity	112,325	108,240
Total liabilities and equity	$575,450	$601,569

	June 30,	December 31,
	2026	2025
Inventories:
Raw materials	$13,938	$14,670
Semi-finished goods	1,581	1,545
Merchandise	14,259	12,661
Total inventories	$29,778	$28,876
2 Based on the deployment plan for the next 12 months, the Company classified $17.0 million and $20.0 million of undeployed battery packs and related battery cells from inventory to property, plant and equipment as of June 30, 2026 and December 31, 2025, respectively.
3 In March 2026, the Company and Castrol Holdings International Limited ("Castrol") each contributed $2.1 million to Castrol Gogoro Mobility Joint Stock Company ("CGM") pursuant to a shareholder loan agreement. Since the principal portion of the loan is convertible into equity of CGM when certain criteria are met, the Company classified the loan as financial assets at fair value through profit or loss in accordance with IFRS 9.
4 The $15.0 million put options previously classified under non-current financial liabilities at amortized cost have been reclassified to current financial liabilities, as the Company does not have an unconditional right to defer settlement for at least 12 months after the reporting date.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)
(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Operating revenues	$70,620	$65,813	$133,534	$129,434
Cost of revenues	54,656	65,591	104,746	126,106
Gross profit	15,964	222	28,788	3,328
Operating expenses:
Sales and marketing	7,645	8,109	14,511	15,487
General and administrative	5,418	7,317	10,486	13,980
Research and development	6,201	6,399	12,210	12,385
Other operating (income) expense	(217)	1,867	(443)	2,054
Total operating expenses	19,047	23,692	36,764	43,906
Loss from operations	(3,083)	(23,470)	(7,976)	(40,578)
Non-operating income and expenses:
Interest expense, net	(2,889)	(3,117)	(5,993)	(6,067)
Other income, net	1,417	265	2,464	1,423
Change in fair value of financial liabilities	(67)	52	(15)	1,835
Share of loss of investments accounted for using equity method	(262)	(257)	(1,248)	(1,702)
Total non-operating expense	(1,801)	(3,057)	(4,792)	(4,511)
Net loss	(4,884)	(26,527)	(12,768)	(45,089)
Other comprehensive loss:
Exchange differences on translation	494	19,075	(247)	16,972
Total comprehensive loss	$(4,390)	$(7,452)	$(13,015)	$(28,117)

Basic and diluted net loss per share [5]	$(0.24)	$(1.80)	$(0.71)	$(3.06)
Shares used in computing basic and diluted net loss per share [5]	20,074	14,762	17,965	14,743

	Three Months Ended June 30,		Six Months Ended June 30,
Operating revenues:	2026	2025	2026	2025
Sales of hardware and others	$33,216	$28,190	$59,522	$57,338
Battery swapping service	37,404	37,623	74,012	72,096
Total	$70,620	$65,813	$133,534	$129,434

	Three Months Ended June 30,		Six Months Ended June 30,
Share-based compensation:	2026	2025	2026	2025
Cost of revenues	$19	$57	$72	$160
Sales and marketing	17	109	64	279
General and administrative	79	326	111	815
Research and development	41	194	157	515
Total	$156	$686	$404	$1,769
5 On October 6, 2025, the Company effected a 1-for-20 share consolidation (reverse stock split) of its ordinary shares. The shares used in computing basic and diluted net loss per share for the three months and six months ended June 30, 2025 have been retrospectively adjusted in accordance with IAS 33 Earnings per Share.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2026	2025
Operating activities
Net loss	$(12,768)	$(45,089)
Adjustments for:
Depreciation and amortization	41,924	45,193
Recognition (reversal) of inventory write-down	905	(1,719)
Impairment losses recognized associated with facilities and receivables	259	1,815
Share of loss of investments accounted for using equity method	1,248	1,702
Change in fair value of financial liabilities	15	(1,835)
Interest expense, net	5,993	6,067
Share-based compensation	404	1,769
Loss on disposal of property and equipment and right-of-use assets, net	166	10,441
Recognition of provisions	1,154	951
Changes in operating assets and liabilities:
Trade receivables	(2,505)	(3,727)
Inventories	(4,361)	8,212
Other current assets	(570)	387
Notes and trade payables	3,026	(4,919)
Contract liabilities	3,668	2,838
Other liabilities	(5,857)	(284)
Provisions	(972)	(1,187)
Cash generated from operations	31,729	20,615
Interest expense paid, net	(5,705)	(5,441)
Net cash generated from operating activities	26,024	15,174
Investing activities
Payments for property, plant and equipment, net	(12,486)	(33,881)
Decrease (increase) in refundable deposits	284	(645)
Payments of intangible assets, net	(153)	(70)
Shareholder loan advanced to joint venture [6]	(2,100)	—
Decrease (increase) in other financial assets	16	(49,118)
Net cash used in investing activities	(14,439)	(83,714)
Financing activities
Proceeds from borrowings	—	78,425
Repayments of borrowings	(25,384)	(34,646)
Proceeds from issuance of shares [7]	16,695	—
Guarantee deposits (refund) received	(52)	114
Repayment of the principal portion of lease liabilities	(6,005)	(6,248)
Net cash (used in) generated from financing activities	(14,746)	37,645
Effect of exchange rate changes on cash and cash equivalents	1,431	5,773
Net decrease in cash and cash equivalents	(1,730)	(25,122)
Cash and cash equivalents at the beginning of the period	70,574	117,148
Cash and cash equivalents at the end of the period	$68,844	$92,026
6 In March 2026, the Company and Castrol each contributed $2.1 million to CGM pursuant to a shareholder loan agreement. Since the principal portion of the loan is convertible into equity of CGM when certain criteria are met, the Company has classified the loan as financial assets at fair value through profit or loss in accordance with IFRS 9.
7 In March 2026, the Company issued 5,300,000 new ordinary shares to its largest shareholder, Gold Sino Assets Limited, for approximately $16.7 million.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)
(in thousands of U.S. dollars)

	Ordinary Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2025	$29	$737,537	$(628,701)	$(625)	$108,240
Net loss for the six months ended June 30, 2026	—	—	(12,768)	—	(12,768)
Other comprehensive loss for the six months ended June 30, 2026	—	—	—	(247)	(247)
Changes in percentage of ownership interest in investments accounted for using equity method	—	1	—	—	1
Issuance of ordinary shares [7]	11	16,684	—	—	16,695
Share-based compensation	—	404	—	—	404
Balance as of June 30, 2026	$40	$754,626	$(641,469)	$(872)	$112,325

Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended June 30,
	2026			2025	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$33,216	$822	$34,038	$28,190	17.8%	20.7%
Battery swapping service	37,404	940	38,344	37,623	(0.6)%	1.9%
Total	$70,620	$1,762	$72,382	$65,813	7.3%	10.0%

	Six Months Ended June 30,
	2026			2025	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$59,522	$(175)	$59,347	$57,338	3.8%	3.5%
Battery swapping service	74,012	(468)	73,544	72,096	2.7%	2.0%
Total	$133,534	$(643)	$132,891	$129,434	3.2%	2.7%

	Three Months Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
Gross profit and gross margin	$15,964	22.6%	$222	0.3%	$28,788	21.6%	$3,328	2.6%
Share-based compensation	19		57		72		160
Battery upgrade initiatives	—		10,940		—		19,287
Non-IFRS gross profit and gross margin	$15,983	22.6%	$11,219	17.0%	$28,860	21.6%	$22,775	17.6%

	Three Months Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
Net loss	$(4,884)		$(26,527)		$(12,768)		$(45,089)
Share-based compensation	156		686		404		1,769
Change in fair value of financial liabilities	67		(52)		15		(1,835)
Battery upgrade initiatives	—		10,940		—		19,287
Impairment charges	—		1,406		—		1,406
Non-IFRS net loss	$(4,661)		$(13,547)		$(12,349)		$(24,462)

	Three Months Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
Net loss	$(4,884)		$(26,527)		$(12,768)		$(45,089)
Interest expense, net	2,889		3,117		5,993		6,067
Depreciation and amortization	21,063		22,908		41,924		45,193
EBITDA	19,068		(502)		35,149		6,171
Share-based compensation	156		686		404		1,769
Change in fair value of financial liabilities	67		(52)		15		(1,835)
Battery upgrade initiatives	—		10,940		—		19,287
Impairment charges	—		1,406		—		1,406
Adjusted EBITDA	$19,291		$12,478		$35,568		$26,798